

August 26, 2015

Kyoung Hwa Shim
Chief Financial Officer
Global Quest Ltd.
103-1602 Gogi 3
Sujiga Yonginsi Geong Gido
South Korea

> **Re: Global Quest Ltd.**
> **Registration Statement on Form S-1**
> **Filed July 30, 2015**
> **File No. 333-205962**

Dear Ms. Shim:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You appear to be a shell company, as defined in Rule 405 under the Securities Act, because you appear to have no or nominal operations and assets consisting solely of cash. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please supplementally provide us with an appropriate legal analysis.

2. We believe that because you are a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Please refer to SEC Release

33-8869 (2007). That release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of 12 months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Accordingly, please revise your prospectus as follows:

- Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices. Please note that the shares must be offered at a fixed price because the company is not eligible to make an at-the-market offering under Rule 415(a)(4) as it does not meet the requirements of Rule 415(a)(1)(x).

- Please revise your disclosure to identify your selling shareholders as underwriters on the prospectus cover page, in the Selling Shareholders and Plan of Distribution sections, and elsewhere, as appropriate.

3.   Please clarify whether you plan to register your class of common stock under the Exchange Act prior to the effective date of this registration statement. In this regard, we note that you state in the second risk factor on page 11 that management intends to file a Form 8-A. However, the following risk factor contemplates you not registering a class of securities under Section 12 of the Exchange Act.

Prospectus Summary, page 5

4.   Please state the minimum period of time you will be able to conduct planned operations using currently-available capital resources. This comment also applies to the first risk factor on page 7 and the Plan of Operation disclosure on page 24.

Name, Address, and Telephone Number of Registrant

5.   We were unable to locate your principal executive office on a map using the address provided. Please advise.

Risk Factors, page 7

General

6.   Please advise whether Ms. Kyoung Hwa Shim and Mr. Dong Hyun Shin reside in the United States. If not, please provide a risk factor pertaining to the difficulty that U.S. shareholders would face in effecting service of process against them. This risk factor should address the risk U.S. shareholders face in:

- effecting service of process within the United States on your officers;
- enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;
- enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and
- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

Alternatively, please advise us as to why you believe such a risk factor is not warranted.

Selling Shareholders, page 13

7.   Please clarify whether the selling shareholders paid $0.02 or $0.01 per share for the shares purchased in April 2015. The table on page 5 indicates that the price per share was $0.01, but you state on page 13 that the shareholders paid $0.02 per share.

Plan of Distribution, page 15

8.   Please clarify that the selling shareholders may not resell the shares pursuant to Rule 144 until you are no longer considered a shell company and adequate Form 10 information has been available to the market for a period of 12 months.

Certain Relationships and Related Transactions

Transactions with Officers and Directors, page 27

9.   We note your disclosure that your president has loaned you $26,119. Please tell us whether there is an agreement that governs the terms of the loan and what consideration you have given to filing the agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K. Note that if the company is party to an oral contract that, if written, would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance, refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations.

<u>Financial Statements</u>

<u>Notes to the Financial Statements</u>

<u>Note 2-Signifciant Accounting Policies</u>

<u>Impairment of Long Lived Assets, page F-6</u>

10.   We note your disclosure regarding mining claims. Clarify the nature and amount of any outstanding mining claims and the authoritative accounting literature upon which you are relying in accounting for these claims.

<u>Exhibits, page 33</u>

<u>Exhibit 3.1</u>

11.   Exhibit 3.1 was filed in an improper format. Please refile this agreement in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 33 (August 2015).

<u>Exhibit 4.1</u>

12.   The subscription agreement filed as Exhibit 4.1 appears to be for a Regulation S offering of 4,000,000 shares by the company, which is unrelated to this registration statement. Please advise.

<u>Undertakings, page 33</u>

13.   We note that you have included the undertakings from Item 512(a) of Regulation S-K. Please revise to provide the appropriate undertaking under Item 512(a)(1)(iii) of Regulation S-K. As the securities are being registered pursuant to Rule 415, please provide the appropriate undertaking under Item 512(a)(5), or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor at (202) 551-3579 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Joseph Pittera, Esq.
        Law Offices of Joseph L. Pittera